Exhibit 99.1

TransAlta Reports Fourth Quarter and Full Year 2020 Results, Provides 2021 Outlook and Announces Carbon Neutrality by 2050

CALGARY, AB, March 3, 2021 /CNW/ -

Fourth Quarter 2020 Financial Highlights

  Comparable EBITDA(1) of $234 million compared to $243 million for the same period in 2019
  Free Cash Flow ("FCF")(1) of $52 million or $0.19 per share in the quarter compared to $121 million or $0.43 per share for the same period in 2019

Full Year 2020 Financial  Operating Highlights

  Comparable EBITDA(1,3) of $927 million compared to $928 million for the year ending 2019 adjusted for PPA Termination Payments (as defined below)
  FCF(1,3) of $358 million or $1.30 per share compared to $379 million or $1.34 per share adjusted for one-time PPA Termination Payments received in 2019
  Strong availability of 90.3 per cent compared to 90.0 per cent for 2019
  Reduced our carbon emissions by 4.2 million tonnes representing a 20 per cent reduction compared to 2019
  Returned $61 million of capital to shareholders with the repurchase and cancellation of 7,352,600 common shares at an average price of $8.33 per share through our normal course issuer bid (" NCIB") program
  Reached our target balance of $1.2 billion of senior corporate debt
  Increased the common share dividend by 6% to an annualized dividend of 18 cents per share

Other Highlights & Updates

  Announced goal of carbon neutrality by 2050
  Added net 67 MW of wind generation through our acquisition of a 49 per cent equity investment in the Skookumchuck wind facility
  Completed first boiler conversion to gas for Sundance 6
  Achieved commercial operation of WindCharger, 10 MW battery storage facility and Alberta's first utility-scale energy storage facility
  Mining operations at Highvale mine to be discontinued by Dec. 31, 2021 and will cease firing with coal in Canada effective Jan. 1, 2022
  Replaced existing power purchase agreement with BHP Billiton Nickel West Pty. Ltd. ("BHP"), extending the term from Dec. 31, 2023 to Dec. 31, 2038
  Closed AU$800 million of secured financing from the South Hedland Power Station ("TEC Offering")
  Received final tranche of investment by an affiliate of Brookfield Asset Management of $400 million in preferred shares of the Company pursuant to the Investment Agreement entered into on Mar. 22, 2019
  Together with our partner, Tidewater Midstream & Infrastructure Ltd., entered into a Purchase and Sale Agreement with ATCO Gas and Pipelines Ltd. ("ATCO") to sell the Pioneer Pipeline for a purchase price of $255 million ($127.5 million net to TransAlta). This agreement replaces the Company's previous agreement from second quarter 2020, to sell its interest in the Pioneer Pipeline to NOVA Gas Transmission Ltd. ("NGTL")
  The Company's Board adopted a Diversity and Inclusion Pledge that commits the Company to advance diversity and inclusion in the workplace. By undertaking this pledge, the Company will seek to remove systemic barriers that may prevent diverse employees from thriving, including visible minorities, Indigenous people, members of the LGBTQ2S+ community, persons with disabilities, and women
  Retired Centralia Unit 1 maintaining the Company's commitment under Washington state's Energy Transition Bill
  Announced the retirement of Dawn Farrell, President and Chief Executive Officer by Mar. 31, 2021 after leading the Company for almost a decade. John Kousinioris was appointed President and Chief Executive Office to be effective Apr. 1, 2021

2021 Outlook

  Comparable EBITDA range of $960 million to $1,080 million, up 10 per cent from 2020 at the mid-point
  FCF range of $340 million to $440 million, up 9 per cent from 2020 at the mid-point
  Sustaining capital range of $175 to $210 million

TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today reported its financial results for the fourth quarter and full year ended Dec. 31, 2020.

"2020 was a pivotal year for TransAlta. Despite the challenges of dealing with a pandemic, we delivered strong financial performance and continued to execute on our Clean Energy Investment Plan. We delivered our first gas conversion, Sundance 6, to market and are on track to close our coal mine in Alberta by end of 2021. Our greenhouse gas emissions (GHG) profile for 2020 reduced an additional 4.2 million tonnes compared to 2019, all told we have achieved a 60 per cent reduction in GHG emissions since 2005 -- well beyond the expectations under the Paris Agreement. We also deployed 77 MW of net wind and energy storage and we continued to build TransAlta Renewables through the dropdowns we executed at the end of the year.," said Dawn Farrell, President and Chief Executive Officer. "The leadership team under John Kousinioris is well-positioned to deliver an even stronger year in 2021."

"I am  pleased to announce that TransAlta has adopted the goal of achieving carbon neutrality by 2050. We are well into our emissions reduction journey as a company and we feel our clean electricity strategy is well aligned with a longer-term carbon neutral goal. Setting this goal provides a meaningful internal signal to our team as we execute our growth strategy but provides flexibility over the coming decades.  Adopting this goal also sends a signal to our external stakeholders, including governments, regarding our intention to contribute to broader national and global efforts to meet national emissions reduction goals for 2050," said John Kousinioris, Chief Operating Officer.

Below are additional highlights from the quarter on how TransAlta is advancing its Clean Energy Investment Plan, how the Company is managing COVID-19, as well as details regarding the Company's liquidity and financial position and its objectives for 2021.

Significant Events and Other Updates

Clean Energy Investment Plan

Conversion to Gas
TransAlta's Clean Energy Investment Plan includes converting three of our existing Alberta thermal units to gas during 2021 by replacing existing coal burners with natural gas burners. The cost to convert each of TransAlta's wholly-owned units is expected to be approximately $35 million per unit. On Feb. 1, 2021, we announced the completion of the conversion to gas of Sundance Unit 6. The Company continues to advance conversion of its Keephills Unit 2 and Keephills Unit 3 for completion later in 2021 and has issued Full Notice to Proceed for both units. In addition, on Apr. 4, 2020, the dual-fuel conversion of Sheerness Unit 2 was completed. The Sheerness Unit 1 conversion to gas is in progress with expected completion in the first quarter of 2021. The Sheerness facility will discontinue firing coal by the end of 2021. The elimination of coal as a fuel source will reduce future fuel costs and GHG costs at Sheerness.

Sundance 5 Repowering
During the fourth quarter of 2020, an equipment supply agreement was executed to repower Sundance Unit 5 into a highly efficient combined-cycle unit. Commercial operation date is anticipated in the fourth quarter of 2023. The Sundance 5 repowered combined-cycle unit will have capacity of approximately 730 MW and is expected to cost between $800 million to $825 million, well below a greenfield combined-cycle project. The project has a long-term PPA for capacity plus energy, including the passthrough of GHG costs, starting in late 2023 with Shell Energy North America (Canada), for a portion of the plant capacity. The Company continues to evaluate the prospect for repowering Keephills Unit 1 in 2021 and 2022 as a potential supply addition to the Alberta market in the 2026 to 2030 timeframe.

Windrise
Construction activities continue to advance with all the appropriate procedures in place to protect the construction team during COVID-19 pandemic. The commercial operation date is expected to occur during the second half of 2021. As at Dec. 31, 2020, the project was 78 per cent complete.

Skookumchuck
On Nov. 25, 2020, TransAlta completed the acquisition of a 49 per cent equity interest in the Skookumchuck wind project ("Skookumchuck") with Southern Power Company, a subsidiary of Southern Company. Skookumchuck is a 136.8 MW wind project located in Lewis and Thurston counties near Centralia in Washington state and consists of 38 Vestas V136 wind turbines. The project began commercial operation on Nov. 7, 2020, and has a 20-year power purchase agreement with Puget Sound Energy. TransAlta's total net capital investment was $86 million (US$66 million) in cash, with an additional $77 million (US$59 million) being funded with tax equity financing.

BHP Nickel West Contract Extension
Effective Dec. 1, 2020, Southern Cross Energy ("SCE"), a subsidiary of the Company, and BHP replaced and extended its current PPA, set to expire Dec. 31, 2023, to Dec. 31, 2038. The PPA provides SCE with the exclusive right to supply thermal and electrical energy for BHP's mining operations located in the Goldfields region of Western Australia. The extension will provide SCE a return on new capital investments, which will be required to support BHP's future power requirements and recently announced emission reduction targets. The amendments within the PPA also provide BHP participation rights in integrating renewable electricity generation, including solar and wind, with energy storage technologies, subject to the satisfaction of certain conditions. Evaluation of renewable energy supply and carbon emissions reduction initiatives under the extended PPA with SCE are underway, including an 18.5 MW solar photovoltaic facility supported by a battery energy storage system and a waste heat steam turbine system.

Liquidity and Financial Position
The Company presently has access to $2.1 billion in liquidity, including $703 million in cash. During 2020, we closed an AU$800 million TEC Offering and also received the second and final tranche of the $750 million of strategic financing from Brookfield. We repaid a $400 million medium-term note due on Nov. 25, 2020. Following the closings of the recently announced drop-down transaction to TransAlta Renewables, the Company will have achieved its target of $1.2 billion of senior corporate debt.

Achieved A- Score from CDP
In 2020, TransAlta improved its scoring on the CDP Climate Change investor request. Our overall score was an A-, indicating that we are implementing current best practices. This ranks the Corporation among industry leaders on climate change management and places us as ahead of most companies in North America. The average CDP score for our peers was a B and the average score for reporting companies in North America was a D.

COVID-19
In November 2020, as a result of rising COVID-19 case counts in the Province of Alberta and in light of office attendance restrictions eventually imposed by the Government of Alberta, staff at TransAlta's head office returned to remote work protocols. All of TransAlta's offices and sites follow strict health screening and social distancing protocols with personal protective equipment readily available and in use. Further, TransAlta maintains travel bans aligned to local jurisdictional guidance, enhanced cleaning procedures, revised work schedules, contingent work teams and the reorganization of processes and procedures to limit contact with other employees and contractors on-site.

While our 2020 results have been impacted by price and demand weakness as a result of COVID-19, all of our facilities continue to remain fully operational and capable of meeting our customers' needs. The Company continues to work and serve all of our customers and counterparties under the terms of their contracts. We have not experienced interruptions to service requirements. Electricity and steam supply continue to remain a critical service requirement to all of our customers and have been deemed an essential service in our jurisdictions.

Full-Year 2020 Financial Results Summary

Comparable EBITDA(1,3) for the full year ended Dec. 31, 2020, was $927 million, a decrease of  $57 million compared to 2019. After adjusting for the one-time PPA Termination Payment of $56 million that was received in 2019 from the Balancing Pool, and the AESO line loss adjustment of $8 million, comparable EBITDA increased by $7 million compared to 2019. Comparable EBITDA increases were driven by the Wind and Solar segment with the addition of the Big Level, Antrim and Skookumchuck wind facilities and strong wind resource across all regions, the Centralia segment due to increased benefits from dispatch optimization and recovery from a significant loss that was incurred in March 2019 from an isolated and extreme pricing event due to an unplanned forced outage, and a consecutive year of exceptional performance from the Energy Marketing segment in both power and natural gas markets. These gains were offset by a significant comparable EBITDA decline in the Alberta Thermal segment. Alberta Thermal production declines were the key contributor due to higher curtailments and dispatch optimization as a consequence of reduced industrial demand in the province and the impact of COVID-19 on demand generally.

Funds from operations ("FFO")(1,3) decreased two per cent to $685 million for the full year compared to $701 million in 2019 excluding PPA Termination Payments. Higher interest expense from the additional tranche of Brookfield financing and the TEC Offering financing was partially offset by realized foreign exchange gains and reduced decommissioning activities resulting from COVID-19.

FCF(1) for the full year ended Dec. 31, 2020, was $358 million, a decrease of $77 million compared to $435 million for 2019. After adjusting for the one-time PPA Termination Payment of $56 million that was received in 2019 from the Balancing Pool, FCF decreased by $21 million from $379 million or five per cent compared to 2019. This was mostly driven by the FFO changes noted above along with higher sustaining capital expenditures from planned outages and final lease payments made on our mining equipment, along with lower distributions to non-controlling interests.

Net loss attributable to common shareholders for 2020 was $336 million compared to earnings of $52 million in 2019. Net loss attributable to common shareholders has been impacted by higher interest expense associated with the TEC Offering and the second tranche of the Brookfield Investment, higher depreciation from acceleration of the conversion to gas, gains recognized on the Keephills 3 and Genesee 3 asset swap that occurred in 2019, the one-time PPA Termination Payment of $56 million in 2019 and further impacts related to our decisions to accelerate our transition to gas, including:

  Higher depreciation as we accelerate the closure of the Highvale mine;
  Writedown of $37 million of coal inventory;
  Onerous provision of $29 million on the coal supply contract for Sheerness; and
  Impairment of $70 million associated with the retirement of Sundance 3.

Fourth Quarter Financial Results Summary

Comparable EBITDA(1) for the three months ended Dec. 31, 2020 was $234 million, a decrease of $9 million compared to the same period in 2019. Comparable EBITDA decrease was mainly driven by non-recurring items mostly impacting the Wind and Solar segment which include the additional AESO line loss provisions recognized in 2020 and insurance recoveries relating to tower fires received in 2019. The declines were also contributed by the Alberta Thermal segment mainly due to lower production driven by higher planned and unplanned outages and increased fuel cost resulting from the acceleration of the Highvale mine closing. These declines were offset by growth in the Wind & Solar with the additions of Big Level, Antrim and Skookumchuck wind facilities, and strong resource production in all regions along with growth in the North American Gas segments with the addition of the Ada cogeneration facility.

FFO(1) for the three months ended Dec. 31, 2020, decreased by 15 per cent to $161 million. Higher interest expense from the additional tranche of Brookfield and the TEC Offering financings, and higher non-cash items were partially offset by reduced decommissioning activities resulting from COVID-19.

FCF(1) for the three months ended Dec. 31, 2020, was $52 million compared to $121 million for 2019. In addition to the reductions in FFO noted above, the remaining changes in FCF was driven by higher sustaining capital in quarter from the Sundance 6 planned outage, final settlement of lease payments at Highvale mine and timing of distributions to non-controlling interest partners.

Net loss attributable to common shareholders in the fourth quarter of 2020 was $167 million compared to net earnings of $66 million in the same period of 2019, a decrease of $233 million. The net loss in 2020 was impacted by lower availability, which reduced revenues, the additional coal inventory writedowns of $15 million from an increased cost of coal and higher depreciation from the acceleration of the Highvale mine closure of $8 million, the onerous contract provision recognized on the coal contract for Sheerness for $29 million and higher interest expense associated with the TEC Offering and the second tranche of the Brookfield Investment, partially offset by lower asset impairments. The prior year benefited from the gain on the termination of the Keephills 3 coal rights contract of $88 million and the gain on the sale of Genesee 3 of $77 million.

2021 Outlook

The Company announced its 2021 outlook with comparable EBITDA estimated to be between $960 to $1,080 million. The midpoint of the range represents a 10 per cent increase over 2020 results. The Company expects comparable EBITDA to increase due to a number of factors.

  We expect power to be offered, dispatched and optimized in a more commercial manner in Alberta with power prices more in line with longer-term historical averages with the expiry of the remaining Alberta power purchase arrangements (the "Alberta PPAs") at certain thermal facilities and transfer of dispatch control away from the Balancing Pool and to the asset owners. Power prices are also expected to be influenced by higher carbon compliance costs and expected demand recovery relative to the economy-wide closures from COVID-19 during most of 2020.
  Expiry of the Alberta PPAs at our Hydro facilities will step-up comparable EBITDA driven by the removal of previous PPA obligation payments (net of capacity payments).
  Full year contribution of the Skookumchuck wind facility and Ada cogeneration facility.
  Windrise reaches commercial operations during the second half of 2021.

The Company expects sustaining capital to be in the elevated range of $175 million to $210 million, an increase to 2020 levels. This is driven by a considerable number of planned outages in 2021, namely the three outages in the Alberta Thermal fleet ($65 million to $75 million) to undertake the conversions to gas and other turnaround maintenance. The Company presently has Sheerness 1 on outage (carried out by our partner), and Keephills 2 outage is scheduled for an outage in mid-March, and the Keephills 3 outage is planned for mid-September. Both Keephills 2 and Keephills 3 outages are each estimated to take approximately 56 days.

FCF is expected to be between $340 million and $440 million. The midpoint of the range represents a 9 per cent increase over 2020 results.

The following table provides additional details pertaining to our 2021 outlook:

Measure (CA$ millions unless otherwise noted)	Target
Comparable EBITDA	$960 to $1,080
FCF	$340 to $440

Range of key power price assumptions:

Market	Power Prices ($/MWh)
Alberta Spot	$58 to $68
Mid-C Spot (US$)	$25 to $35

Other assumptions relevant to 2021 financial outlook:

Sustaining capital	$175 to $210

Energy marketing gross margin	$90 to $110

2021 Objectives
In addition to meeting the financial targets defined in the outlook, our efforts in 2021 will move us closer to 100 per cent clean electricity by 2025. Our teams are focused on the following:

  Successfully complete off coal transition strategy
  Lead in E2SG policy development
  Optimize our business in the Alberta merchant market
  Grow our customer-centric green power solutions business
  Advance and expand our renewables business
  Advance and expand our on-site generation business
  Maintain a strong financial position
  Maintain a robust COVID-19 response and recovery

2021+ E2SG & Sustainability Targets
The Company has also established ambitious economic, environment, social and governance ("E2SG") objectives. Our 2021 sustainability targets support the long-term success of our business and highlight our future ESG value proposition.

Summary highlights of our 2021+ targets are outlined below and further details can be found in our 2020 Annual Integrated Report.

Environment

  We will discontinue coal power generation in Canada by the end of 2021 and we will have no further coal generation by the end of 2025
  We will continue to develop new renewable projects that support customer sustainability goals to achieve both long-term power price affordability and carbon reductions
  By 2021, we will reduce our waste generation by 80 per cent over 2019 levels
  By 2026, we will achieve a 95 per cent reduction of SO2 emissions, an 80 per cent reduction of NOx emissions below 2005 levels and reduce water consumption by 20 million m3 over 2015 levels
  By 2030, we will achieve company-wide GHG reductions of 60 per cent below 2015 levels and by 2050, we will achieve carbon neutrality

Social

  We are committed to achieving at least 40 per cent female employment among all employees by 2030
  We have an ongoing commitment to maintain equal pay for women in equivalent roles as men
  We continue to support equal access to all levels of education for youth and Indigenous peoples through financial support and employment opportunities
  We are committed to providing Indigenous cultural awareness training to all TransAlta employees by the end of 2023

Governance

  We are committed to achieving 50 per cent female representation on the Board by 2030
  We are committed to maintaining our position as a leader on integrated E2SG disclosure
Comparable EBITDA by Segment (in CA$ millions)	3 Months Ended		Year Ended
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Hydro	22	18	105	110
Wind and Solar	77	80	248	231
North American Gas	32	29	117	120
Australian Gas	31	28	124	118
Alberta Thermal(3)	41	55	162	263
Centralia	30	29	139	73
Energy Marketing	23	26	113	89
Corporate	(22)	(22)	(81)	(76)
Total Comparable EBITDA(1,3)	234	243	927	928
  Hydro: Comparable EBITDA for the year ended Dec. 31, 2020 decreased by $5 million compared to 2019 driven by lower revenues driven by lower realized energy and ancillary prices in the Alberta market which were partially offset by higher water resources and a favourable out-of-period transmission line loss recovery.
  Wind and Solar: Comparable EBITDA for the year ended Dec. 31, 2020, increased by $17 million compared to 2019, primarily due to the full-year addition of the Big Level and Antrim wind facilities and higher production from strong wind resource across all regions, in particular Alberta. This was partially offset by an unfavourable out-of-period transmission line loss settlement of $8 million from the AESO in our Alberta fleet, insurance proceeds that were received in 2019 of $10 million for tower fires, and planned expiry of certain government power production incentives.
  North American Gas: Comparable EBITDA for the year ended Dec. 31, 2020 decreased by $3 million compared to 2019 mainly due to lower earnings at Fort Saskatchewan as the new commercial agreement was negatively impacted by lower merchant pricing in Alberta partially offset by the addition of the Ada cogeneration facility.
  Australian Gas: Comparable EBITDA for the year ended Dec. 31, 2020 increased by $6 million compared to 2019, due to the deferral of legal costs associated with a contract dispute, reduced staffing due to cost controls and the strengthening of the Australian dollar against the Canadian dollar.
  Alberta Thermal: Excluding the PPA Termination Payments, comparable EBITDA for the year ended Dec. 31, 2020 decreased $101 million compared to 2019. This largely reflects declines in gross margin from reduced production due to curtailments and dispatch optimization resulting from reduced industrial demand in the province and the impact of COVID-19 on demand generally.
  Centralia: Comparable EBITDA for the year ended Dec. 31, 2020, increased by $66 million compared to 2019, primarily due to increased benefits from dispatch optimization and a strengthened US dollar relative to the Canadian dollar and as a result from an isolated and extreme pricing event in March 2019 when Centralia was unable to commit one of its units to physical production for day-ahead supply due to an unplanned forced outage repair.
  Energy Marketing: Comparable EBITDA for the year ended Dec. 31, 2020 increased by $24 million compared to 2019 results. Results were primarily from continued strong performance in both power and natural gas markets. Gains were realized from short-term strategies across various geographic regions aided by market and price volatility. The Energy Marketing team was able to capitalize on short-term arbitrage opportunities in the markets in which we trade without materially changing the risk profile of the business unit. OM&A spending for 2020 and 2019 was similar.
  Corporate: Our Corporate overhead costs for the year ended 2020 were $81 million, compared to $76 million in 2019, with the increase primarily due to realized gains and losses from the total return swap. A portion of the settlement cost of our employee share-based payment plans is fixed by entering into total return swaps, which are cash settled every quarter. Excluding the impact of the total return swap, Corporate overhead costs for 2020 decreased by $10 million compared to 2019, mainly due to lower legal fees and lower labour and reduced travel costs, partially offset by additional costs to support growth and development projects, centralization of shared services to the Corporate segment and additional costs incurred to support COVID-19 protocols.

Fourth Quarter and Year Ended 2020 Highlights

In CA$ millions, unless otherwise stated	3 Months Ended		Year Ended
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Adjusted availability (%)(2)	87.1%	91.6%	90.3%	90%
Production (GWh)(2)	7,704	8,153	24,980	29,071
Revenues	544	609	2,101	2,347
Fuel, carbon compliance and purchased power	327	286	968	1,086
Operations, maintenance and administration	118	127	472	475
Net earnings (loss) attributable to common shareholders	(167)	66	(336)	52
Cash flow from operating activities	110	181	702	849
Comparable EBITDA(1)	234	243	927	984
FFO(1)	161	189	685	757
FCF(1)	52	121	358	435
FCF - excluding the PPA Termination Payments(1,3)	52	121	358	379
Net earnings (loss) per share attributable to common shareholders, basic and diluted	$(0.61)	$0.24	$(1.22)	$0.18
FFO per share(1)	$0.59	$0.67	$2.49	$2.67
FCF per share(1)	$0.19	$0.43	$1.30	$1.54
FCF per share - excluding PPA Termination Payments(1,3)	$0.19	$0.43	$1.30	$1.34
Dividends declared per common share(4)	$0.09	$0.04	$0.22	$0.12
Dividends declared per preferred share(5)	$0.50	$0.26	$1.27	$0.78

TransAlta is in the process of filing its Annual Information Form, Audited Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis ("MD&A"). These documents will be available today on the Investors section of TransAlta's website at www.transalta.com or through SEDAR at www.sedar.com.

TransAlta will also be filing its Form 40-F with the U.S. Securities and Exchange Commission. The form will be available through their website at www.sec.gov. Paper copies of all documents are available to shareholders free of charge upon request.

Notes
(1) These items are not defined and have no standardized meaning under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Please refer to the Discussion of Consolidated Financial Results section of this MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS. See also the Additional IFRS measures and Non-IFRS Measures section of this MD&A.
(2) Availability and production includes all generating assets under generation operations that we operate and finance leases and excludes hydro assets and equity investments. Production includes all generating assets, irrespective of investment vehicle and fuel type.
(3) Excludes the $56 million PPA Termination Payment received from the Balancing Pool for the early termination of Sundance B and C PPAs received following the successful outcome of the dispute with the Balancing Pool in the third quarter of 2019 (the "PPA Termination Payment").
(4) Dividends declared vary year over year due to timing of declarations.
(5) Weighted average of the Series A, B, C, E, and G preferred share dividends declared. Dividends declared vary year over year due to timing of dividend declarations.

Conference call
TransAlta will hold a conference call and webcast at 9:00 a.m. MST (11:00 a.m. EST) today, March 3, 2021, to discuss our fourth quarter and full year 2020 results. The call will begin with a short address by Dawn Farrell, President and CEO, John Kousinioris, Chief Operating Officer and Todd Stack, EVP Finance and Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow.

Dial-in numbers - Fourth Quarter and Full Year 2020 Results:
Toll-free North American participants call: 1-888-231-8191

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-859-2056 (Canada and USA toll free) with TransAlta pass code 7436819 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and  has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management, having recently achieved an A- score from CDP.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information
This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements). In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to:  ceasing firing with coal in Canada by the end of 2021; the closing of the sale of the Pioneer Pipeline to ATCO, including the timing thereof; the Company delivering a stronger year in 2021;  the Sundance 5 Repowering, including the cost thereof and the timing for commercial operation; the conversion of certain coal units to natural gas and the timing and cost associated therewith; the repowering of Keephills Unit 1; the Windrise wind project, including the commercial operation date; emissions reduction initiatives, including those being evaluated with BHP; the Company's outlook for 2021, including 2021 comparable EBITDA between $960 to $1,080 million, sustaining capital between $175 million to $210 million, and FCF to be within the $340 million to $440 million range; the Sheerness facility discontinuing firing with coal by end of 2021; the Company's objectives, including completing the Clean Energy Investment Plan, advancing and expanding the renewable business, and maintaining a strong financial position; expectations regarding Alberta market behavior in 2021; impact of carbon compliance costs on power price; power demand recovery in 2021; timing of outages in 2021; and our ability to achieve our sustainability targets. The forward-looking statements contained in this news release are based on current expectations, estimates, projections and assumptions, having regard to the Corporation's experience and its perception of historical trends, and includes, but is not limited to, expectations, estimates, projections and assumptions relating to: energy marketing achieving gross margin of $90 million to $110 million; Alberta spot pricing being $58/MWh to $68/MWh; Mid-C pricing be $25/MWh to $35/MWh; power prices to be influenced due to higher carbon compliance costs and expected demand recovery relative to the economy-wide closures from COVID-19 during most of 2020; and Windrise achieving commercial operation in the second half of 2021.  These forward-looking statements are not historical facts but are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made, including, but not limited to, the current political and regulatory environment, the price of power in Alberta and the condition of the financial markets. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market prices where we operate; unplanned outages at generating facilities and the capital investments required; equipment failure and our ability to carry out repairs in a cost effective and timely manner; the effects of weather, catastrophes and public health crises; disruptions in the source of thermal fuels, water, solar or wind required to operate our facilities, including the necessary natural gas supply to support the conversion of the coal units; energy trading risks; failure to obtain necessary regulatory approvals in a timely fashion, or at all; negative impact to our credit ratings; legislative or regulatory developments and their impacts; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost); changes in prevailing interest rates; currency exchange rates; inflation levels and commodity prices; general economic conditions in the geographic areas where TransAlta operates; disputes or claims involving TransAlta or TransAlta Renewables, including those pertaining to the Brookfield investment and the commissioning of South Hedland; and other risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's MD&A and Annual Information Form for the year ended December 31, 2020. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. The purpose of the financial outlooks contained in this news release are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes and is given as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

View original content:http://www.prnewswire.com/news-releases/transalta-reports-fourth-quarter-and-full-year-2020-results-provides-2021-outlook-and-announces-carbon-neutrality-by-2050-301239619.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/March2021/03/c9376.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:53e 03-MAR-21